UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For November 7, 2022

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires, Argentina:
Investor Relations Leandro Perez Castaño, Finance and IR Manager. * leandro_perez@tgs.com.ar Carlos Almagro, Investor Relations Officer * carlos_almagro@tgs.com.ar	Media Relations Mario Yaniskowski * mario_yaniskowski@tgs.com.ar tgs announces results for the

third quarter ended on September 30, 2022 (“3Q2022”)(1)

Transportadora de Gas del Sur ("tgs", "the Company", “us”, “our”, or “we”) is the leader in Argentina in the transportation of natural gas, transporting approximately 60% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with a firm-contracted capacity of 83.4 MMm3/d. We are one of the main natural gas processors. In addition, our infrastructure investments in Vaca Muerta formation place us as one of the main midstreamers in Argentina.

Our shares are traded on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.).

Our controlling company is Compañía de Inversiones de Energía S.A. ("CIESA"), which owns 51% of the total share capital. CIESA’s shareholders are: (i) Pampa Energía S.A. with 50%, (ii) led by the Sielecki family, Grupo Investor Petroquímica S.L. (GIP) and PCT L.L.C. hold the remaining 50%.

For further information, see our website https://www.tgs.com.ar/inversores/servicio-para-inversores?lang=EN

Stock Information

BYMA Symbol: TGSU2

NYSE Symbol: TGS (1 ADS = 5 ordinary shares)

Shareholding structure as of September 30, 2022

tgs holds 794,495,283 issued shares and 752,761,058 outstanding shares.

Buenos Aires, Argentina, November 7, 2022

During the 3Q2022, total comprehensive income amounted to Ps. 4,782 million, or Ps. 6.35 per share (Ps. 31.75 per ADS), compared to a total comprehensive income of Ps. 8,080 million, or Ps. 10.73 per share (Ps. 53.67 per ADS) in the third quarter ended on September 30, 2021 (“3Q2021”).

Operating profit for 3Q2022 amounted to Ps. 7,425 million, Ps. 1,996 million lower compared to 3Q2021. This variation was mainly due to:

➢Lower revenues from the Production and Commercialization of Natural Gas Liquids (Liquids) and Natural Gas Transportation segments amounting to Ps. 1,145 million and Ps. 966 million, respectively.

➢Higher Operating costs and administrative and selling expenses of Ps. 533 million.

➢These effects were partially offset by higher revenues from Other Services segment by Ps. 603 million.

Financial results recorded a negative variation of Ps. 828 million.

(1)The financial information presented in this press release is based on interim consolidated financial statements presented in constant Argentine pesos as of Septembre 30, 2022 (Ps.) which is based on the application of the International Financial Reporting Standards (IFRS).

Transportadora de Gas del Sur S.A. 2

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q2022 EARNINGS RELEASE

Analysis of the results

Total revenues amounted to Ps. 31,370 million in 3Q2022, a Ps. 1,508 million decreased compared to Ps. 32,878 million in 3Q2021.

The breakdown of operating costs, administrative and commercialization expenses, for 3Q2022 and 3Q2021 is shown in the table below:

Operating costs and administrative and selling expenses increased by approximately Ps. 533 million in 3Q2022 compared to 3Q2021. This variation is due to highe: (i) labor costs, (ii) repair and maintenance expenses and other fees and third parties services, (iii) tax on exports and (iv) depreciation. These effects were partially offset by the lower cost of natural gas consumed for liquids production (IAS 29 restatement effect and lower volume, partially offset by higher prices).

Financial results are presented in gross terms considering the effect of change in the currency purchasing power ("Gain on monetary position") in a single separate line. In 3Q2022, financial results experienced a negative variation of Ps. 828 million compared to 3Q2021. This variation is mainly due to higher negative foreign exchange difference of Ps. 4,976 million (during 3Q2022 a higher exchange rate variation was recorded) and lower gain on monetary position of Ps. 2,960 million. These effects were partially offset by the higher result generated by financial assets of Ps. 6,507 million.

Transportadora de Gas del Sur S.A. 3

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q2022 EARNINGS RELEASE

Natural Gas Transportation

Operating loss of the Natural Gas Transportation segment was Ps. 50 million in 3Q2022 as compared to the operating profit of Ps. 1,945 million in 3Q2021.

Natural gas transportation revenues accounted for approximately 27% and 29% of total revenues in 3Q2022 and 3Q2021, respectively.

Revenues from this segment are derived mainly from firm natural gas transportation contracts which represent approximately 84% and 81%, respectively, of the total revenues of this segment in 3Q2022 and 3Q2021.

This tariff segment, subject to ENARGAS regulation, received its last tariff increase of 60% on March 1, 2022 following three years of no increments.

Transportadora de Gas del Sur S.A. 4

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q2022 EARNINGS RELEASE

The decrease in operating profit was mainly explained by lower revenues given the tariff adjustment, which did not offset the negative variation associated with the inflation restatement effect under IAS 29 and the higher operating expenses.

Liquids Production and Commercialization

Liquids Production and Commercialization revenues accounted for approximately 58% and 59% of total revenues in 3Q2022 and 3Q2021, respectively. During 3Q2022, production reached 232,589 tons (28,003 tons lower than 3Q2021).

Operating profit in this business segment during 3Q2022 was Ps. 284 million below 3Q2021, reaching Ps. 5,200 million (compared to Ps. 5,484 million recorded in 3Q2021). This variation stems mainly from lower revenues of Ps. 1,145 million and higher tax on exports charge of Ps. 205 million. These effects were partially compensated by a reduction in the cost of natural gas (lower price denominated in Argentine pesos, although the increase in price denominated in US dollars, and lower volume consumed).

Liquids revenues were Ps. 18,230 million in 3Q2022 compared to Ps. 19,375 million in 3Q2021. We highlight the impact of the restatement in accordance with IAS 29, which resulted in a decrease of Ps. 7,985 million.

Total volumes dispatched decreased 2%, or 4,392 tons, compared to 3Q2021. This decline stems from lower revenues due to the lower tons of ethane delivered to our only customer, which was unable to receive the product due to maintenance work at its facilities, was offset by the higher tons of propane exported.

The breakdown of volumes dispatched by market and product and revenues by market is included below:

These effects were partially offset by the increase in international reference prices of Ps. 503 million, the nominal variation in the exchange rate on U.S. dollar-denominated revenues of Ps. 3,498 million and the higher price of ethane of Ps. 1,987 million.

Transportadora de Gas del Sur S.A. 5

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q2022 EARNINGS RELEASE

Other Services and Telecommunications

The Other Services business segment includes mainly services provided by tgs in Vaca Muerta, representing approximately 15% and 12% of our total revenues for 3Q2022 and 3Q2021, respectively.

Operating profit increased by Ps. 282 million mainly as a result of a Ps. 603 million increase in revenues in 3Q2022, which was partially offset by the increase in the operating costs of Ps. 321 million.

The increase in revenues was primarily explained by higher natural gas transportation and conditioning services at Vaca Muerta area amounting to Ps. 1,372 million and the nominal effect of the exchange rate on U.S. dollar-denominated revenues of Ps. 680 million. These effects were partially offset by the impact of IAS 29 restatement of Ps. 1,585 million.

Operating Information - Vaca Muerta System
16,00
14,00
12,00
10,00
8,00
6,00
4,00
2,00
-
MMm3/d
3Q2020
3Q2021
3Q2022
Average daily Deliveries (transportation)
Average natural gas injection (conditioning)
Average firm contracted capacity (transportation)
Average firm conditioning capacity (conditioning)

Financial position analysis

Net debt

As of September 30, 2022, our net debt amounted to Ps. 8,372 million compared to Ps. 20,655 million as of December 31, 2021. Our total net financial debt is denominated in US dollars for both periods and is shown in Argentine pesos in the table below.

The table below shows a reconciliation of our net debt:

Transportadora de Gas del Sur S.A. 6

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q2022 EARNINGS RELEASE

Liquidity and capital resources

The net variation in cash and cash equivalents for 3Q2022 and 3Q2021 was as follows:

As of September 30, 2022 and December 31, 2021, fund allocations were as follows:

Transportadora de Gas del Sur S.A. 7

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q2022 EARNINGS RELEASE

Below is a reconciliation of the free cash flows for the 3Q2022 and 3Q2021:

3Q2022 vs. 3Q2021

During 3Q2022, cash flow provided by operating activities amounted to Ps. 8,759 million, Ps. 742 million higher than 3Q2021, and is mainly explained by a decrease in working capital.

Cash flow used in investing activities amounted to Ps. 7,263 million in 3Q2022, compared to Ps. 7,784 in 3Q2021. The decrease was mainly due to a decrease in payments for the acquisition of non-cash investments, partially offset by an increase in payments for the acquisition of PPE.

Finally, cash flow used in financing activities increased Ps. 1,799 million. This was due to borrowings of Ps. 1,288 million and payments for the repurchase of notes of Ps. 510 million in 3Q2021.

Transportadora de Gas del Sur S.A. 8

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q2022 EARNINGS RELEASE

3Q2022 earnings videoconference

We invite you to participate in the videoconference to discuss this 3Q2022 announcement on Tuesday November 8, 2022 at 8:00 a.m. Eastern Time / 10:00 a.m. Buenos Aires time.

In order for those interested in participating in our earnings videoconference, there will be a live webcast that you can access at:

https://us02web.zoom.us/s/87832661433?pwd=VklhZUVWZGtEZUdTMWFTYUNmUE9CQT09

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "guidance," "may,", "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.

Investors should read the section entitled " Item 3. Key Information—D. Risk Factors " and the description of our segments and business sectors in the section entitled "Item 4.B. Information on the Company—Business Overview", each in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: operating profits, new investments and projects, including their expected development, completion, commercial operations date, expected financial and operating performance (including enterprise value to EBITDA multiples), expected output capacity, anticipated synergies and market dynamics relating to such investments and projects; the Inflation Reduction Act in the U.S (“IRA”) and benefits thereunder; our anticipated limited exposure to current market risks, including our position with respect current market risks and the potential impact from foreign exchange rates and interest rates on CAFD; the impact from potential caps on market prices in the net value of our assets; taxes on energy companies in Spain; equity investments; estimates and targets; escalation factors in relation to inflation; net corporate leverage based on CAFD estimates; financial flexibility; the use of non-IFRS measures as a useful predicting tool for investors; and various other factors, including those factors discussed under “Item 3. Key Information—D. Risk Factors” and “Item 5.A—Operating Results”in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC.

Non-IFRS Financial Measures

This press release also includes certain non-IFRS financial measures. Non-IFRS financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or net cash provided by operating activities or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

We present non-IFRS financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-IFRS financial measures may not be comparable to other similarly titled measures employed by other companies and may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-IFRS financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

Rounding: Certain figures included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

Transportadora de Gas del Sur S.A. 9

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q2022 EARNINGS RELEASE

Transportadora de Gas del Sur S.A. 10

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q2022 EARNINGS RELEASE

Transportadora de Gas del Sur S.A. 11

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q2022 EARNINGS RELEASE

Transportadora de Gas del Sur S.A. 12

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q2022 EARNINGS RELEASE

Consolidated Statement of Cash Flows for the 9M2022 and 9M2021
(In million of Argentine Pesos)

	9M2022	9M2021
Cash flows provided by operating activities		
Total comprehensive income for the period	**22,982**	**23,543**
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of PPE	12,547	11,857
Disposal of PPE	37	84
Increase in allowances and provisions	392	596
Share of gain from associates	(72)	(19)
Interest expense accrual	4,301	5,499
Interest income on other financial assets other than cash and cash equivalents	(12,478)	2,123
Income tax	11,915	16,010
Doubtful accounts	-	(111)
Foreign exchange loss	17,074	10,161
Acquisition of Notes result	878	489
Gain on monetary position	(6,890)	(15,087)
Changes in assets and liabilities:		
Trade receivables	(3,378)	(5,582)
Other receivables	(2,984)	(6,435)
Inventories	(1,950)	(1,429)
Trade payables	2,186	2,782
Payroll and social security taxes payable	771	54
Taxes payable	69	380
Allowances	(1)	(8)
Contract assets	-	(40)
Other payables	(94)	21
Interest paid	(2,495)	(3,303)
Income tax paid	(17,068)	(5,941)
Contract liabilities	499	(578)
Derivative financial instruments payments	(93)	-
Cash flows provided by operating activities	**26,149**	**35,065**
Cash flows used in investing activities		
Additions to property, plant and equipment	(13,818)	(10,479)
Financial assets not considered cash equivalents	(12,540)	(29,317)
Cash flows used in investing activities	**(26,359)**	**(39,796)**
Cash flows provided by / (used in) financing activities		
Proceeds from loans	5,026	-
Cost of adquisition of notes	(2,091)	(1,158)
Cash flows provided by / (used in) financing activities	**2,935**	**(1,158)**
Net variation in cash and cash equivalents	**2,726**	**(5,889)**
Cash and cash equivalents at the beginning of the year	7,355	11,665
Monetary result effect on cash and cash equivalents	(3,448)	(2,638)
Foreign exchange gain on cash and cash equivalents	182	537
Cash and cash equivalents at the end of the period	**6,816**	**3,674**

Transportadora de Gas del Sur S.A. 13

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: November 7, 2022.